Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Trubion Pharmaceuticals, Inc.
Subject Company: Trubion Pharmaceuticals, Inc.
Commission File No. of Subject Company: 001-33054
Forward-Looking Statements
This communication contains certain forward-looking statements that involve known and unknown risks, delays, uncertainties and other factors not under the control of Trubion. The company’s actual results, performance or achievements could be materially different from those projected by these forward-looking statements. The factors that could cause actual results, performance or achievements to differ from the forward-looking statements include the risk that the acquisition of Trubion by Emergent may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the risk that one or more the milestones that would give rise to CVR payments is not achieved; the possibility that the expected benefits from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that Emergent and Trubion’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including, but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); and other risks that are discussed in Trubion’s filings with the SEC, such as its Form 10-K, 10-Q and 8-K reports. Given these risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements.
Additional Information about the Transaction and Where to Find It
This communication shall not constitute an offer to purchase or a solicitation of an offer to sell securities. In connection with this transaction, Emergent intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 and Trubion intends to file with the SEC and mail to its stockholders a proxy statement/prospectus. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Emergent, Trubion and the transaction.
The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Emergent and/or Trubion with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Emergent BioSolutions Inc., Attn: Investor Relations, 2273 Research Blvd., Suite 400, Rockville, MD 20850, or Trubion Pharmaceuticals Inc., Attn: Investor Relations, 2401 4th Ave., Suite 1050, Seattle, WA 98121. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available.
Participants in Solicitations
Emergent, Trubion and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Trubion in connection with the merger. Information regarding Emergent’s directors and officers is available in Emergent’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Information regarding Trubion’s directors and executive officers is available in Trubion’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on April 21, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.

The following is an email message delivered to Trubion’s employees by Trubion’s Executive Chairman and Acting President, Steven Gillis Ph.D., on August 12, 2010 to discuss the proposed merger transaction with Emergent.
All:
Earlier today we announced the signing of a definitive merger agreement with Emergent BioSolutions in which Emergent has agreed to acquire Trubion. The terms of the agreement can be found in the press release we issued at 1:15 pm today and attached below.
We believe the combination of Emergent’s strong financial position and expertise in development of biologics with Trubion’s innovative SMIP® and SCORPION® protein therapeutic product candidates and technologies will accelerate the continued development of our promising products and technologies. I also believe that this agreement will provide both near and long-term value to our employees and our stockholders.
Emergent is a biopharmaceutical company focused on the development, manufacture and commercialization of vaccines and antibody therapies. Their marketed product, BioThrax, is the only vaccine approved by the FDA for the prevention of anthrax disease. Their product pipeline targets infectious diseases and includes vaccine or antibody programs focused on anthrax, tuberculosis, typhoid, influenza and chlamydia.
Emergent’s mission is to protect life and they recognize that significant value exists in pursuing the development of antibody-based therapeutics. Emergent strongly believes Trubion will strengthen its position as a biopharmaceutical company and that our clinical and preclinical stage programs, as well as our innovative science, will expand Emergent’s product development pipeline and broaden their capabilities in the therapeutic antibody arena.
We are very pleased that Emergent intends to maintain our research and development laboratories and offices in Seattle upon completion of the acquisition, and that our location will become a therapeutics-focused product development site for the combined company.
Additional details related to the merger agreement, including the location and timing of a special meeting of stockholders, will be included in the proxy statement which we expect to file with the SEC and mail to Trubion stockholders in the coming weeks.
I realize that today’s news comes as a surprise. It is important as we go through the coming weeks together that we remain dedicated to each other and to our stockholders in striving to continue to realize value from our efforts at the lab bench and in the clinic. I would like to thank all of you in advance for continuing to work diligently in pursuit of our corporate objectives and our product and collaboration milestones. In the meantime, please contact me, or other members of the senior management team, if you have any questions.
Best personal regards,
Steven Gillis, Ph.D.
Executive Chairman